

Mail Stop 3561

March 13, 2009

Mr. Senshan Yang
Chief Executive Officer
China Medicine Corporation
Guangri Tower, Suite 702
No. 8 Siyou South, 1ˢᵗ Street
Yuexiu District
Guangzhou, China 510600

>   **Re: China Medicine Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
>   **Filed August 14, 2008**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
>   **Filed November 14, 2008**
>   **File No. 000-51379**

Dear Mr. Yang:

       We have reviewed your response letter dated March 3, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Senshan Yang
China Medicine Corporation
March 13, 2009
Page 2

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 40

Revenue, page 41

1.   You have not indicated the reasons for the remaining $13.5 increase in product
        sales. Please tell us and disclose in future filings whether this increase was due to
        increases in volume, price, etc.

Item 8A. Controls and Procedures, page 45

2.   In your response to comment two from our previous letter dated July 8, 2008 you
        state that "management believes that this deficiency does not amount to a material
        weakness and therefore that the Company's disclosure controls and procedures
        were effective as of December 31, 2007." This evaluation is contradictory to your
        disclosures at page 45 of your Form 10-K, in which you state your disclosure
        controls and procedures were not effective as of December 31, 2007. Please
        clarify for us whether your disclosure controls and procedures were effective as of
        December 31, 2007.

3.   You also disclosed in the final paragraph under the Disclosure Controls and
        Procedures subheading the existence of material weaknesses in internal controls
        over financial reporting. Please reconcile this disclosure with that provided under
        the Management's Report on Internal Controls over Financial Reporting
        subheading indicating that there are no material weaknesses, or revise as
        necessary.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 4. Controls and Procedures, page 37

4.   Your evaluation of disclosure controls and procedures at March 31, 2008 and the
        date of your Form 10-Q determined that disclosure controls and procedures were
        ineffective. Within your Forms 10-Q for the six and nine months ended June 30,
        2008 and September 30, 2008, respectively, you have disclosed that your
        disclosure controls and procedures contained a significant deficiency, and were
        otherwise effective. Please tell us the specific actions taken to remediate the
        significant deficiencies described or tell us the basis for your conclusion that

disclosure controls and procedures were effective in view of the continued existence of the significant deficiencies.

5.   Revise your disclosures to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state your conclusions in the manner provided in Item 4 of your June 30, 2008 and September 30, 2008 Forms 10-Q, which appear to state that your disclosure controls and procedures are effective except to the extent they are not effective.

6.   Revise to disclose any changes in internal control that occurred during the second and third quarters of 2008. Refer to Item 308(c) of Regulation S-K.

7.   As stated in our previous letter dated July 7, 2008, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Dave Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3790 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services